EXHIBIT 99.1

Himax Announces New Chief Financial Officer and Chief IR/PR Officer

TAINAN, Taiwan, July 13, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced the appointments of Ms. Jessica Pan (Ming-Feng Pan) as Chief Financial Officer and Mr. Eric Li (Tzung-I Li) as Chief IR/PR Officer and Spokesperson, effective immediately. Both Ms. Pan and Mr. Li will report directly to CEO Jordan Wu. Ms. Pan and Mr. Li succeed Ms. Jackie Chang who has resigned from the company to pursue other professional endeavors.

Jessica joined Himax in 2006 and currently serves as Associate Vice President of Finance & Accounting. With over 22 years of experience in finance and accounting, Jessica has played an integral role at Himax on finance, accounting, financial planning and analysis, forecasting and tax, having served as interim Chief Financial Officer from October 2010 to January 2012. Prior to joining Himax, Jessica worked as Assistant Finance Manager for Advanced Semiconductor Engineering, Inc. from 2002 to 2006 and as Auditor at Arthur Andersen LLP in Taiwan from 1998 to 2001. Jessica holds a B.S. degree in Agriculture Chemistry from National Taiwan University and an M.B.A. degree from the State University of New York at Buffalo.

Joining Himax in 2012, Eric has an extensive experience in image processing related IC design, having worked in the areas of sales, marketing and R&D. Currently an Associate Vice President at Himax covering the Intelligent Sensing AI product line, Eric has previously worked in video processing ASIC service and TV/monitor ASSP products before he was put in charge of the fab construction and operation of Himax’s WLO advanced optics operation. Prior to Himax, Eric served in executive positions of Cadence Design Systems, Socle Technology, Macronix International and Powerchip Semiconductor. Eric holds a B.S. degree in Nuclear Engineering from National Tsing Hua University and an M.S. degree in Computer and Information Science from New Jersey Institute of Technology.

“The Chairman and the board members express their great appreciation to Ms. Jackie Chang for her service at Himax and wish her all the success for her future endeavors. Jessica and Eric have both worked with Himax for many years and are extremely familiar with our business and strategy. Jessica has played a critical role in all of our finance, accounting and tax related operations and her appointment will ensure a smooth transition for these areas. Eric has a comprehensive range of technology experience, including IC design, AI and optics, and we look forward to his contribution to our continued success,” said Biing-Seng Wu, Chairman of Himax Technologies.

Jackie intends to assist in the transition of duties through July 31, 2020. “I want to thank Jackie for her contribution to Himax and wish her all the best as she begins a new chapter,” said Mr. Biing-Seng Wu.

The new contact information of Himax is set out below:
IR/PR
Eric Li
Tel: +886-6-505-0880 ext. 58145
e-mail: eric_li@himax.com.tw

Finance & Accounting
Jessica Pan
Tel: +886-6-505-0880 ext. 60123
e-mail: jessica_pan@himax.com.tw

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,926 patents granted and 553 patents pending approval worldwide as of June 30th, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880 Ext. 58145
Fax: +886-2-2314-0877
Email: eric_li@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext. 22326
Fax: +886-2-2314-0877
Email: karen_tiao@himax.com.tw
www.himax.com.tw